UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 10)*
Cyanotech Corporation

(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
January 19, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
Meridian and the other Reporting Entities have previously made the following filings (the "Prior Filings"):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech's strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian's valuation model forecasts Cyanotech's retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian's May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board's renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF "group"
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, "parking" and Davis/RSF "group"
Amendment No. 8	October 18 2016	Davis and RSF "spiritual" alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and "group" at Cyanotech

The following supplements the information provided in the Prior Filings.

Introduction

Since becoming compelled to report his Cyanotech ownership on the correct SEC form, Schedule 13D, Michael Davis has twice made the following sworn statement to the Securities and Exchange Commission on behalf of himself and the entities he controls (the "Reporting Persons"):

"The Reporting Persons expressly disclaim that a "group" within the meaning of Section 13(d)(3) of the Act exists between any of the Reporting Persons and RSF."

The Rudolph Steiner Foundation ("RSF") has, to date, supported Davis' contention that there is no "group" by maintaining its filing status as a passive shareholder entitled to report its ownership on short form Schedule 13G.  The implication is that RSF also disclaims the existence of a "group" between any entity it controls and Michael Davis and the entities he controls, since such a "group" would be required to make a combined filing on Schedule 13D.

In the Prior Filings, Meridian presented significant evidence seeming to demonstrate the existence of a Davis/RSF "group".  This includes the facts that (i) all of RSF's shares were acquired as the result of Davis' decision to gift shares to RSF or to provide RSF with funds with which to acquire shares Davis had previously identified, (ii) RSF never committed any of its own capital or worked independently of Davis in acquiring any of the shares it holds, (iii) Davis has disclosed that RSF holds the shares subject to a written agreement entered into with Davis and/or an entity he created and manages, giving Davis the right to "advise" RSF on the investment and to make distribution requests relating to the investment, and (iv) RSF's Schedule 13G filings relating to Cyanotech are the only ownership filings RSF has ever made with the SEC about this or any other company, which means Cyanotech is the only public company in which RSF has ever held more than a 5% position.

Despite all of the information that has come to light demonstrating the collaboration of Davis and RSF with respect to the Cyanotech shares held by RSF, both Davis and RSF continue to claim, via their SEC filings and otherwise, that no "group" was created or exists between the two largest shareholders of publicly-traded Cyanotech.

RSF is Telling One Story to the SEC and Another Story to Its Donors and Supporters

RSF's filings with the SEC relating to the Cyanotech shares it holds appear to be in direct opposition to the stance RSF has taken with its donors and in public statements for more than a half-decade.  Starting in 2010, RSF has been declaring loudly and proudly that it does not invest in any public company stocks.

Included within RSF's Spring 2014 RSF Quarterly newsletter was a feature entitled "A History of Social Finance."  This feature is reproduced on RSF's website under the title, "30-year timeline of RSF from 1984 to 2014."  In both places, RSF's reporting for the year 2010 begins: "In response to the indirect, opaque, impersonal and volatile nature of the stock market, RSF divests from all public equities and redirects capital to investments more closely aligned with its values."

RSF describes its aversion to the stock market on another page of its website under the header "History": "We're a financial services organization that has formed a growing community of motivated, values-driven investors, donors and entrepreneurs. Together, we believe that direct, transparent and personal relationships are essential to healing the economy, one that is based on generosity and interconnectedness" (emphasis added).  This theme is mirrored within an article printed in the Spring 2014 RSF Quarterly newsletter: "At RSF we often cite [Wall Street] as the antithesis of what we are trying to accomplish through our purpose of transforming the way the world works with money."

RSF's webpage with the "30-year timeline of RSF from 1984 to 2014" includes the following report for the year 2011: "In partnership with Leslie Christian of Portfolio 21 Investments, RSF publishes "A New Foundation for Portfolio Management" a white paper that challenges the traditional notions of portfolio theory and investment management. It is grounded in the understanding that economic growth cannot be infinite on a planet with finite natural resources."  Within this white paper, in Appendix B, RSF reiterated its claim to have divested from the stock market in 2010: "This rigorous mapping exercise also led us to sell 100% of our holdings in public equities last year."  An indication that RSF has not wavered from its anti-Wall Street commitment was published on its website in an August 31, 2016 post written by an RSF staff member: "We have implemented some of the recommendations from the "New Foundation for Portfolio Management" to build a diverse portfolio that aims to be 100% mission-aligned with a more holistic understanding of risk and utility. In 2010, RSF divested our public equity holdings and moved away from using the untenable assumptions of [modern portfolio theory]."

Obvious Questions

Meridian believes the various authors speaking for RSF that have since 2010 consistently reported that RSF is "100% mission aligned" and has divested itself of all public equities.  The first obvious question then, is why has RSF been making SEC filings since 2011 reporting that it is a greater than 10% shareholder of publicly-traded Cyanotech?  Isn't this ownership in direct contradiction to RSF's values and what it has been reporting to its donors and supporters since 2010?

Meridian believes the answer begins with the donor advised fund ("DAF") programs, discussion of which occupies a large portion of RSF's website.  RSF explains: "Donor Advised Funds are a simple way to partner with us for your giving. Starting at $5,000, you can join an active community of donors, partners and staff who share your values  and are working to revolutionize the way we relate to money" (emphasis added).  Observing that RSF refers to itself as a "financial services organization' in one of the quotes cited above, we note that within RSF's "Program Guide" for donor advised funds (downloadable from RSF's its website), RSF explains that "Our clients see giving as part of their identity and place in the world, and are looking for a partner who gets it" (emphasis added).  The "Program Guide" includes discussion of the "deductibility of publicly traded securities" and thus makes clear that RSF will allow publicly-traded securities to be contributed into the donor advised funds it manages.

Meridian believes that in 2010 or 2011, Davis looked to take advantage of RSF's new focus on DAFs and convinced RSF to create a special form of donor advised fund into which Davis would direct publicly-traded shares of Cyanotech.  In his most recent Schedule 13D filing, Davis describes the arrangement as follows: "The shares of Common Stock owned by RSF are held by RSF pursuant to a Living Capital Fund ("LCF") agreement for the benefit of Ginungagap. The terms of the LCF agreement permit Ginungagap to make non-binding recommendations to RSF with regards to the investment of the LCF and to request grants from that fund to Ginungagap, but they do not provide Ginungagap the authority to vote or dispose of shares of Common Stock held by RSF…All contributions to Ginungagap have been made by Skywords in the form of cash grants. Ginungagap does not hold any securities of the Issuer. In accordance with the provisions of the Internal Revenue Code governing supporting organizations, Ginungagap is supervised and controlled by RSF. Pursuant to the terms of the bylaws of Ginungagap, two of the directors of Ginungagap are appointed by RSF and one is appointed by Skywords. Mr. Davis serves as the president of Ginungagap and as the director of Ginungagap appointed by Skywords."

Meridian believes that (except when making its required reports to the SEC) RSF views its "partnership" with Davis to be that of a "financial services organization" working with a "client".  Thus, Meridian believes, RSF views the "Living Capital Fund" into which Davis has directed shares of publicly-traded Cyanotech, as a DAF and not, therefore, violating RSF's 2010 policy against holding public company stock.  Meridian believes that (except when making its required reports to the SEC) RSF views itself as not having invested in and not the owner or control entity with respect to the Cyanotech shares in the DAF/LCF.  Rather, those shares are held for the benefit of and are subject to the direction of Ginungagap, which was not created by RSF; but rather was created, is managed by and is subject to the direction of Michael Davis.  It was Davis that determined when every single share of Cyanotech stock was directed into the donor advised fund that Davis calls a "Living Capital Fund" in his latest filing and it is Davis/Ginungagap that is the stated beneficiary of all such shares.

The second obvious question, is when will RSF correct the record and make its SEC filings consistent with its policy against holding public market stocks and the information it has been presenting to its donors and supporters since 2010?

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director